FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of July, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

MANAGEMENT’S COMMENTS ON

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of Alberta Star Development Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management.  The unaudited condensed interim financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgements based on information currently available.

The Company’s independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Alberta Star Development Corp.

Condensed Interim Statements of Financial Position

(Unaudited)

(Expressed in Canadian dollars)

	Notes	As at 31 May 2014 $	As at 30 November 2013 (Audited) $

ASSETS

Current assets
Cash and cash equivalents	3	5,833,386	6,700,938
Trade and other receivables	4	40,631	3,513
Prepaid expenses	5	18,501	11,928
Short term investments	6	825,598	-

		6,718,116	6,716,379

Exploration and evaluation properties	7	68,447	17,240
Property, plant and equipment	8	4,672	5,210

Total assets		6,791,235	6,738,829

EQUITY AND LIABILITIES

Current liabilities
Trade and other payables	9	1,132,224	1,115,530

Total liabilities		1,132,224	1,115,530

Equity
Common shares	11	45,002,650	45,372,258
Contributed surplus	11	13,724,620	13,715,857
Investment revaluation reserve		(91,000)	-
Deficit		(52,977,259)	(53,464,816)

Total equity		5,659,011	5,623,299

Total liabilities and equity		6,791,235	6,738,829

APPROVED BY THE BOARD:

“ Stuart Rogers”	Director	“ Guido Cloetens”	Director
Stuart Rogers		Guido Cloetens

The accompanying notes are an integral part of these condensed interim financial statements.

Page | 1

Alberta Star Development Corp.

Condensed Interim Statements of Earnings (Loss) and Comprehensive Earnings (Loss)

(Unaudited)

(Expressed in Canadian dollars)

		For the three month period ended 31 May 2014	For the three month period ended 31 May 2013	For the six month period ended 31 May 2014	For the six month period ended 31 May 2013
	Notes	$	$	$	$
CONTINUING OPERATIONS General and administrative expenses	18	161,498	230,785	252,143	360,011

Loss before other items		(161,498)	(230,785)	(252,143)	(360,011)

Other items
Interest income		17,458	21,808	36,980	41,457
Gain on short term investments	6	-	-	388,408	-
Loss on revaluation of share purchase warrants	6	(56,810)	-	(56,810)	-
Rent recovery	16	-	1,500	-	3,000
Unrealized foreign exchange gain (loss)		(34,884)	7,954	33,384	66,419

Net earnings (loss) from continuing operations		(235,734)	(199,523)	149,819	(249,135)
DISCONTINUED OPERATIONS
Net earnings (loss) from discontinued operations	17	-	1,141,220	-	1,001,286

Other comprehensive loss
Unrealized loss on short term investments	6	(91,000)	-	(91,000)	-

Net earnings (loss) and comprehensive earnings (loss) for the period		(326,734)	941,697	58,819	752,151

Basic earnings (loss) per share
From continuing operations	13	(0.011)	(0.01)	0.007	(0.01)
From discontinued operations	13	-	0.054	-	0.045
Comprehensive earnings (loss) per share	13	(0.015)	0.044	0.003	0.035

Diluted earnings (loss) per share
From continuing operations	13	(0.011)	(0.01)	0.007	(0.01)
From discontinued operations	13	-	0.054	-	0.045
Comprehensive earnings (loss) per share	13	(0.015)	0.044	0.003	0.035

The accompanying notes are an integral part of these condensed interim financial statements.

Page | 2

Alberta Star Development Corp.

Condensed Interim Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

		Six month period ended
	Notes	31 May 2014 $	31 May 2013 $

OPERATING ACTIVITIES

Earnings (loss) for the period from continuing operations		149,819	(249,135)
Adjustments for:
Accrued interest income		(32,963)	(23,089)
Gain on short term investments	6	(388,408)	-
Loss on revaluation of share purchase warrants	6	56,810	-
Depreciation	8	539	3,625
Share-based payments	12, 16 & 18	8,763	-
Operating cash flows before movements in working capital
(Increase) decrease in trade and other receivables		(4,153)	-
Decrease (increase) in prepaid expenses		(6,573)	(12,839)
Decrease in trade and other payables		(13,150)	(14,013)

Cash used in operating activities from continuing operations		(229,316)	(295,451)

INVESTING ACTIVITIES

Exploration and evaluation expenditures	7	(21,366)	(16,347)
Purchase of available-for-sale investments	6	(585,000)	-
Purchase of shares to be returned to treasury	11.3	(31,870)	(6,328)

Cash used in investing activities from continuing operations		(638,236)	(22,675)

Decrease in cash and cash equivalents from continuing operations		(867,552)	(318,126)
Increase in cash and cash equivalents from discontinued operations	17	-	1,993,332
Cash and cash equivalents, beginning of period		6,700,938	6,997,109
Cash and cash equivalents, end of period		5,833,386	8,672,315

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these condensed interim financial statements.

Page | 3

Alberta Star Development Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited)

(Expressed in Canadian dollars)

		Number of shares	Common shares $		Investment revaluation reserve $	Deficit $	Total $
	Notes			Contributed surplus $

Balances, 1 December 2012 (audited)		21,403,979	47,573,745	13,728,064	-	(54,734,902)	6,566,907
Common shares returned to treasury		(26,500)	(60,884)	-	-	54,556	(6,328)
Net earnings for the period		-	-	-	-	752,151	752,151

Balances, 31 May 2013		21,377,479	47,512,861	13,728,064	-	(53,928,195)	7,312,730

Common shares returned to treasury	11.3	(263,500)	(583,687)	-	-	542,461	(41,226)
Special cash distribution	11.4	-	(1,760,758)	-	-	-	(1,760,758)
Options exercised	11.2	675,000	203,842	(69,967)	-	-	133,875
Share-based payments	12	-	-	57,760	-	-	57,760
Net earnings for the period		-	-	-	-	(79,082)	(79,082)

Balances, 30 November 2013 (audited)		21,788,979	45,372,258	13,715,857	-	(53,464,816)	5,623,299

Common shares returned to treasury	11.3	(177,500)	(369,608)	-	-	337,738	(31,870)
Share-based payments	12	-	-	8,763	-	-	8,763
Unrealized loss on short term investments		-	-	-	(91,000)	-	(91,000)
Net earnings for the period		-	-	-	-	149,819	149,819

Balances, 31 May 2014		21,611,479	45,002,650	13,724,620	(91,000)	(52,977,259)	5,659,011

The accompanying notes are an integral part of these condensed interim financial statements.

Page | 4

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

1.

CORPORATE INFORMATION

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral and oil and gas properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral and petroleum and natural gas properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production. Effective 1 March 2013, the Company sold all of its petroleum and natural gas properties (Note 17).

On 24 June 2014, the Company received shareholder approval of its proposed change of business to a tier 2 investment company listed on the Exchange and anticipates changing its name to Elysee Capital Corp., to be effected in due course.  Completion of the change of business remains subject to final TSXV acceptance.

The head office, principal address and registered and records office is located at Suite 2300 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2.

The Company’s condensed financial statements as at 31 May 2014 and for the six month period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company had net and comprehensive earnings of $58,819 for the six month period ended 31 May 2014 (31 May 2013 - net and comprehensive earnings of $752,151) and has working capital of $5,585,892 as at 31 May 2014 (30 November 2013 - $5,600,849).

The Company had cash and cash equivalents of $5,833,386 at 31 May 2014 (30 November 2013 - $6,700,938), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  If the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.

BASIS OF PREPARATION

The condensed financial statements of the Company for the six month period ended 31 May 2014 were approved and authorized for issue by the Board of Directors on 21 July 2014.

2.1

Basis of presentation

The Company’s condensed financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value, as explained in Note 15, and are presented in Canadian dollars except where otherwise indicated.

2.2

Statement of compliance

The condensed interim financial statements of the Company have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s annual financial statements for the year ended 30 November 2013.

2.3

Changes in accounting policies

As of 1 December 2013, the Company adopted the following IFRS standards and amendments:

•

IFRS 7 ‘Financial Instruments: Disclosures’ is effective for annual periods beginning on or after 1 January 2013 that provides additional disclosures related to offsetting financial assets and financial liabilities.

•

IFRS 11 ‘Joint Arrangements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces IAS 31 and Standing Interpretations Committee Standards  (“SIC”) 13.

•

IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.

•

IAS 1 (Amendment) ‘Presentation of Financial Statements’ includes amendments regarding presentation of items of other comprehensive income and clarification of the requirements for comparative information, respectively.

•

IAS 19 (Amendment), ‘Employee Benefits’, revises recognition and measurement of post-employment benefits.

•

IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’ is effective for annual  periods beginning on or after 1 January 2013 and provides guidance on the recognition and measurement of stripping costs associated with surface mining operations.

The adoption of the above standards did not have a significant impact on the Company’s condensed interim financial statements.

Page | 5

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

2.4

Adoption of new and revised standards and interpretations

At the date of authorization of these condensed interim financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which are not yet effective during the six month period ended 31 May 2014.

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

• IAS 32 (Amendment) ‘Financial Instruments: Presentation’ is effective for annual periods beginning on or after 1 January 2014 and revises certain aspects of the requirements on offsetting.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

1.

CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents are denominated in the following currencies:

	As at 31 May 2014 $	As at 30 November 2013 (Audited) $

Denominated in Canadian dollars	4,205,289	5,104,715
Denominated in U.S. dollars	1,628,097	1,596,223

Total cash and cash equivalents	5,833,386	6,700,938

Page | 6

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

2.

TRADE AND OTHER RECEIVABLES

The Company’s trade and other receivables arise from Goods and Services Tax (“GST”) receivable due from the government taxation authorities, interest receivable and other receivables from related parties.  These are as follows:

	As at 31 May 2014 $	As at 30 November 2013 (Audited) $

GST receivable	7,668	3,186
Trade receivables	-	327
Interest receivable	32,963	-

Total trade and other receivables	40,631	3,513

3.

PREPAID EXPENSES

The Company’s prepaid expenses are as follows:

	As at 31 May 2014 $	As at 30 November 2013 (Audited) $

Insurance	17,301	11,830
Other	1,200	98

Total prepaid expenses	18,501	11,928

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Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

4.

SHORT TERM INVESTMENTS

The Company’s available-for-sale investments and share purchase warrants are as follows:

	As at 31 May 2014		As at 30 November 2013
	Cost $	Fair Value $	Cost (Audited) $	Fair Value (Audited) $

TerraX Minerals Inc. 1,300,000 shares	326,592	624,000	-	-
TerraX Minerals Inc. 650,000 warrants Expiring 28 February 2016	258,408	201,598	-	-

Total short term investments	585,000	825,598	-	-

On 24 February 2014, the Company entered into an agreement (the “Option Agreement”) with TerraX Minerals Inc. (“TerraX”), a company with a director and officer in common, pursuant to which the Company can earn up to a 60% interest in TerraX’s wholly-owned Central Canada gold project (the “Central Canada Gold Property”) in Ontario (the “Option”) and subscribed for 1,300,000 units of TerraX (the “Units”) at $0.45 per Unit for gross proceeds of $585,000 (the “Private Placement”).  Each Unit consists of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at an exercise price of $0.57 per common share exercisable until 28 February 2016.

On 28 February 2014, the Company recognized a gain of $388,408 upon initial valuation of 1,300,000 TerraX shares at the fair value of $715,000 (Note 19).  On 31 May 2014 the Company recognized an unrealized loss of $91,000 on the fair value of the shares and a revaluation loss of $56,810 on the fair value of the warrants.

Page | 8

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

5.

EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties expenditures for the six month period ended 31 May 2014 are as follows:

	Central Canada Gold Property $	Contact Lake Property $	Glacier Lake Property $	Longtom Property $	Total $

ACQUISITION COSTS

Balance, 30 November 2013 (audited)	-	-	-	-	-
Additions	10,000	-	-	-	10,000
Balance, 31 May 2014	10,000	-	-	-	10,000

EXPLORATION AND EVALUATION COSTS

Balance, 30 November 2013 (audited)	-	10,120	6,227	893	17,240
Claim maintenance and permitting	-	5,139	6,227	-	11,366
Camp removal	-	-	29,841	-	29,841
Balance, 31 May 2014	-	15,259	42,295	893	58,447

Total costs	10,000	15,259	42,295	893	68,447

Page | 9

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

The Company’s exploration and evaluation properties expenditures for the year ended 30 November 2013 are as follows:

	Central Canada Gold Property $	Contact Lake Property $	Glacier Lake Property $	Longtom Property $	Total $

ACQUISITION COSTS

Balance, 30 November 2012 (audited)	-	-	-	-	-
Balance, 30 November 2013 (audited)	-	-	-	-	-

EXPLORATION AND EVALUATION COSTS

Balance, 30 November 2012 (audited)	-	-	-	-	-
Claim maintenance and permitting	-	10,120	6,227	893	17,240
Balance, 30 November 2013 (audited)	-	10,120	6,227	893	17,240

Total costs	-	10,120	6,227	893	17,240

Page | 10

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totaling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totaling 10,563.78 ha (26,103.57 acres).  Collectively the properties are known as the Contact Lake Mineral Claims.

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totaling 2,520.78 ha (6,228.85 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totaling 1,789.22 ha (4,421.24 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 90,000 common shares (issued and valued at $297,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided right, title and interest in three mineral claims, totaling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issuance of 50,000 common shares of the Company valued at $182,500.

Page | 11

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totaling 6,305.51 ha (15,581.20 acres).

Eldorado South IOCG & Uranium Project, Northwest Territories

During the year ended 30 November 2007, the Company staked twenty-four claims (the “Eldorado South Uranium Mineral Claims”) and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project.

During the year ended 30 November 2009, fourteen claims were allowed to lapse, on 23 February 2013, three claims were allowed to lapse and on 23 February 2014, three claims were allowed to lapse. The Eldorado South IOCG & Uranium Project now consists of eight mineral claims totaling 6,913.35 ha (17,082.89 acres).

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totaling 355.34 ha (878.05 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT.  The Longtom Property is registered 100% in the name of the Company.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange (the “Exchange”) closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property.

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

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Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

Central Canada Gold Property – Ontario

The Central Canada Gold Property consists of seven claims totaling 24 claim units (~3.8 km2) located approximately 20 km east of the town of Atikokan and 190 km west of the City of Thunder Bay in the Province of Ontario.

The Company holds its interest in the Central Gold Property under an Option Agreement dated 24 February 2014 pursuant to which the Company may earn a 60% interest in the Central Canada Gold Property from TerraX. In order to exercise the Option, the Company must make cash payments to TerraX totaling $85,000 over a three year period, with $10,000 paid upon execution of the Option Agreement, $25,000 due on the second anniversary of the execution of the Option Agreement and a further $50,000 due on the third anniversary date.  The Company must also incur an aggregate of $500,000 in exploration expenditures over a three year period, with $100,000 to be incurred by 31 March 2015, a further $150,000 to be incurred by 31 March 2016 and the remaining $250,000 to be incurred by 31 March 2017.  The Company will also be responsible for payment of the annual pre-production royalty of $10,000 to the original vendors of the Central Canada Property due annually in December beginning with the next payment due on 11 December 2014 (Note 21).

6.

PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at 31 May 2014 are as follows:

	Cost $	Accumulated depreciation $	Net book value $

Computer equipment	5,300	4,995	305
Furniture and fixtures	25,706	21,339	4,367

Total	31,006	26,334	4,672

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Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

The changes in the Company’s property, plant and equipment for the six month period ended 31 May 2014 and year ended 30 November 2013 are as follows:

	Petroleum and natural gas properties $	Computer equipment $	Equipment $	Furniture and fixtures $	Total $

COST
Balance, as at 30 November 2012 (audited)	5,279,869	60,749	58,720	25,706	5,425,044
Additions	134,652	-	-	-	134,652
Cost recovery	(30,000)	-	-	-	(30,000)
Asset retirement costs	(33,219)	-	-	-	(33,219)
Dispositions (Note 17)	(5,351,302)	(55,449)	(58,720)	-	(5,465,471)

Balance, as at 30 November 2013 (audited)	-	5,300	-	25,706	31,006

As at 31 May 2014	-	5,300	-	25,706	31,006

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

	Petroleum and natural gas properties $	Computer equipment $	Equipment $	Furniture and fixtures $	Total $

ACCUMULATED DEPRECIATION AND IMPAIRMENT
Balance, as at 30 November 2012 (audited)	3,855,080	49,965	44,713	19,641	3,969,399
Depletion and depreciation (Note 17)	163,738	2,465	2,115	1,213	169,531
Dispositions (Note 17)	(4,018,818)	(47,488)	(46,828)	-	(4,113,134)

Balance, as at 30 November 2013 (audited)	-	4,942	-	20,854	25,796
Depletion and depreciation	-	53	-	485	538

As at 31 May 2014	-	4,995	-	21,339	26,334

NET BOOK VALUES

At 30 November 2013 (audited)	-	358	-	4,852	5,210

At 31 May 2014	-	305	-	4,367	4,672

Page | 14

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

On 9 August 2010, the Company completed an asset purchase with Western Plains Petroleum Ltd. (“Western Plains”) pursuant to which the Company acquired an undivided 50% interest in all of Western Plains’ oil and natural gas interests located in the Lloydminster/Maidstone areas of Saskatchewan and the Lloydminster area of Alberta (the “Western Plains Assets”) for the cash purchase price of $1.7 million, having an effective date of 1 July 2010.

On 26 August 2010, the Company completed a further oil and gas asset purchase with Western Plains pursuant to which the Company acquired an undivided 33.33% interest in thirteen (13) crown leases located in the Lloydminster heavy oil area of Alberta for a cash purchase price of $1.467 million, having an effective date of 1 July 2010.

On 15 October 2010, the Company entered into a sub-participation agreement with Arctic Hunter Energy Inc. (“Arctic Hunter”), a company with officers and directors in common. Under the agreement, Arctic Hunter had agreed to a 100% participation interest in two (2) test wells by 31 October 2010. The Company held a 50% working interest in the Landrose, Saskatchewan assets which formed part of the heavy oil assets acquired on 9 August 2010 from Western Plains. Arctic Hunter had to pay 100% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn 100% of the Company’s pre-farmout working interest in the Test Wells spacing unit subject to reserving unto the Company a 10% overriding royalty payable by Arctic Hunter on all petroleum and natural gas substances produced therefrom until payout. After payout, the Company would have the option to either covert to a 25% working interest (being 50% of the Company’s pre-farmout 50% working interest) in the test wells spacing unit or remain in a gross overriding royalty position. Arctic Hunter had no option to drill post-earning wells under the sub-participation agreement.  Western Plains would be the operator of the test wells.

On 18 November 2010, the Company entered into a participation agreement with Sahara Energy Ltd. (“Sahara Energy”), whereby the Company agreed to a 50% participation interest with Sahara Energy in the joint lands. The Company had to pay 50% of the cost to drill, complete and equip or abandon the test wells to earn a 50% working interest in the test well spacing unit and joint lands subject to reserving unto Sahara Energy a 15% overriding royalty payable by the Company on all petroleum and natural gas substances produced therefrom until payout. After payout, Sahara Energy would have the option to either convert to a 25% working interest (being 50% of Sahara Energy’s pre-farmout 50% working interest) in the test well spacing unit and joint lands or remain in a gross overriding royalty position. On 28 December 2011, this participation agreement was terminated.

On 19 November 2010, the Company entered into an agreement with Western Plains to acquire a 50% undivided interest each in petroleum and natural gas rights from Triwest Exploration Inc. for a purchase price of $41,510 each.

Page | 15

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

On 10 May 2011, the Company entered into an asset exchange agreement with Canadian Natural Resources to acquire a 50% working interest in petroleum and natural gas rights, including one standing case well, on 240 acres located in the Landrose area of Saskatchewan in exchange for its 50% working interest in 320 acres of undeveloped land located in the Golden Lake area of Saskatchewan. The aggregate value of the assets exchanged was $50,000.

On 18 November 2011, the Company entered into a sub-participation agreement with Arctic Hunter. Under the agreement, Arctic Hunter had agreed to participate with the Company in the drilling of one test well.  Arctic Hunter was to pay 50% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn a 25% working interest (being 50% of the Company’s pre-participation 50% working interest) in the well. Arctic Hunter had no option to drill post-earning wells under the sub-participation agreement.  Western Plains was the operator of the test wells.

On 8 April 2013, the Company entered into an agreement with Petrocapita Oil and Gas L.P. (“Petrocapita”) of Calgary, Alberta for the sale of its petroleum and natural gas properties in Alberta and Saskatchewan for total consideration of $1,875,000 payable in cash at closing. The sale to Petrocapita was completed on 23 April 2013 for the agreed purchase price of $1,875,000.  The effective date of this transaction was 1 March 2013.  A gain of $1,098,679 was recognized on this sale (Note 17).

As part of the transaction, the Company terminated its sub-participation agreements with Arctic Hunter in respect of three wells located in Landrose, Saskatchewan (the “Lands”).  The Company and Arctic Hunter entered into a termination agreement pursuant to which Arctic Hunter relinquished to the Company its interest in the Lands and the Company agreed to pay $102,000 to Arctic Hunter as consideration (Notes 16 and 17).

7.

TRADE AND OTHER PAYABLES

The Company’s trade and other payables are broken down as follows:

	As at 31 May 2014 $	As at 30 November 2013 (Audited) $

Trade payables	64,008	25,313
Accrued liabilities	1,068,216	1,090,217

Total trade and other payables	1,132,224	1,115,530

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

Included in the cost of trade and other payables as at 31 May 2014 is a general provision of $1,065,717 (30 November 2013 - $1,065,717) related to potential amendments associated with the Company’s flow-through transactions (Notes 19 and 21).

Included in trade and other payables at 31 May 2014 is $Nil (30 November 2013 - $20,000) payable to the former VP of Corporate Development of the Company. The amount was unsecured, non-interest bearing and was paid in January 2014 (Note 16.2).

8.

DECOMMISSIONING LIABILITIES

The total decommissioning liabilities was estimated by management based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The decommissioning liabilities were sold on 1 March 2013, the effective date of the sale of the Company’s heavy oil assets to Petrocapita.

The total undiscounted abandonment and restoration cost obligation at 31 May 2014 and 30 November 2013 is $Nil and $Nil, respectively.

An accretion expense component of $5,488 has been charged to operations, included in finance costs, to reflect an increase in the carrying amount of the decommissioning liabilities for the year ended 30 November 2013.

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties:

	As at 31 May 2014 $	As at 30 November 2013 (Audited) $

Balance, beginning of year	-	602,889
Revisions to future reclamation and abandonment costs	-	(33,219)
Accretion	-	5,488
Liabilities transferred on dispositions	-	(575,158)

Decommissioning liabilities, ending	-	-

Page | 16

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

9.

SHARE CAPITAL

11.1

Authorized share capital

The Company has authorized an unlimited number of voting common shares with no par value.  Authorized share capital also consists of an unlimited number of preferred shares with no par value, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares. At 31 May 2014, the Company had 21,611,479 common shares outstanding (30 November 2013 - 21,788,979) and no preferred shares outstanding (30 November 2013 - Nil).

On 11 March 2010, the Company consolidated its share capital based on a one new common share without par value for every five existing common shares without par value basis.  All common shares and per share amounts have been restated to give retroactive effect to the share consolidation.

11.2

Shares issuances and repurchases

During the six month period ended 31 May 2014, no options (30 November 2013 – 675,000) were exercised for proceeds of $Nil (30 November 2013 - $133,875) (Note 11.6).

In addition, 177,500 (30 November 2013 – 290,000) shares were repurchased at a cost of $31,870 (30 November 2013 - $47,554) and were returned to capital pursuant to the Normal Course Issuer Bid (the “Bid”) (Note 11.3).

11.3

Normal Course Issuer Bid

On 1 May 2013, the Company received approval from the Exchange for the Bid.  Pursuant to the Bid, the Company may purchase for cancellation, from time to time, as it considers advisable, up to 1,800,000 of its issued and outstanding common shares.  The price which the Company will pay for any shares purchased will be the prevailing market price of such common shares on the Exchange at the time of such purchase.  The Bid commenced on 3 May 2013 and was renewed on 6 May 2014.  Pursuant to the renewed Bid, the Company may purchase for cancellation, from time to time, as it considers advisable, up to 1,700,000 of its issued and outstanding common shares.  The price which the Company will pay for any shares purchased will be the prevailing market price of such common shares on the Exchange at the time of such purchase.  The renewed Bid commenced on 7 May 2014 and will terminate on 6 May 2015, or such earlier time as the renewed Bid is completed or at the option of the Company.  Jordan Capital Markets of Vancouver, British Columbia will conduct the renewed Bid on behalf of the Company.  During the six month period ended 31 May 2014, the Company purchased 177,500 (30 November 2013 – 290,000) common shares at a total cost of $31,870 (30 November 2013 - $47,554) (Note 11.2).  The

Page | 17

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

difference between the share repurchase price and the original share issuance of $337,738 (30 November 2013 - $597,017) has been included in equity. As at 31 May 2014, 467,500 (30 November 2013 – 290,000) common shares have been returned to treasury and have been cancelled.

11.4

Special cash distribution

On 12 June 2013, the Company received approval at its annual and special general meeting for a special cash distribution to its shareholders derived from the proceeds received from the sale of the Company’s interest in its various heavy oil assets by way of a reduction of stated capital of the Company (the “Special Distribution”). The Special Distribution of $0.08 per common share was paid on 5 July 2013, to holders of record of 22,009,474 common shares on 26 June 2013 in the aggregate amount of $1,760,758.

11.5

Share purchase warrants

There were no share purchase warrants outstanding for the period ended 31 May 2014 and the year ended 30 November 2013.

11.6

Stock options

The Company grants share options in accordance with the policies of the Exchange.  Under the general guidelines of the Exchange, the Company may reserve up to 20% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.  The exercise price for options granted under the plan will not be less than the market price of the common shares less applicable discounts permitted by the Exchange and options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the cessation of services.

Page | 18

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

The following is a summary of the changes in the Company’s stock option plan for the six month period ended 31 May 2014 and the year ended 30 November 2013:

	Six month period ended 31 May 2014		Year ended 30 November 2013 (Audited)
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Outstanding, beginning of period	1,845,000	0.27	2,025,000	0.36
Granted	-	-	1,025,000	0.20
Exercised (Note 11.2)	-	-	(675,000)	0.20
Expired	(50,000)	0.25	(450,000)	0.48
Cancelled	-	-	(80,000)	1.00

Outstanding, end of period	1,795,000	0.28	1,845,000	0.27

On 18 July 2013, the Company granted 1,025,000 options to directors and officers, exercisable at $0.20 per share until 18 July 2016. 512,500 options vested on 18 July 2013 and 512,500 options vested on 18 January 2014.  The weighted average fair value of the options granted and vested during the year ended 30 November 2013 was estimated at $0.065 per option at the grant date using the Black-Scholes Option Pricing Model.   The weighted average assumptions used for the calculation were:

	For the six month period ended 31 May 2014	For the year ended 30 November 2013 (Audited)

Risk free interest rate	-	1.19%
Expected life	-	3.00 years
Expected volatility	-	77.17%
Expected dividend per share	-	-%

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

During the year ended 30 November 2013, the Company amended the expiry date for 100,000 stock options previously granted from 12 October 2015 to 12 June 2014, and amended the expiry date for 75,000 stock options previously granted from 9 January 2015 to 12 June 2014.  The incremental fair value related to the modifications resulted in a decrease of $3,249. The decrease in fair value did not have an impact on the condensed interim financial statements.

The weighted-average assumptions used for the calculation were:

	For the six month period ended 31 May 2014	For the year ended 30 November 2013 (Audited)

Risk free interest rate	-	1.18%
Expected life	-	0.84 year
Expected volatility	-	85.26%
Expected dividend per share	-	-%

The following table summarizes information regarding stock options outstanding and exercisable as at 31 May 2014:

Grant date	Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Remaining contractual life (years)
3 July 2009	2 July 2014	170,000	170,000	1.00	0.09
9 January 2012	12 June 2014	75,000	75,000	0.21	0.03
9 January 2012	9 January 2015	150,000	150,000	0.21	0.61
10 July 2012	10 July 2015	75,000	75,000	0.165	1.11
12 October 2012	12 June 2014	100,000	100,000	0.20	0.03
12 October 2012	12 October 2015	200,000	200,000	0.20	1.37
18 July 2013	18 July 2016	1,025,000	1,025,000	0.20	2.13
Total options
		1,795,000	1,795,000

Page | 19

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

11.7

Shareholder rights plan

Effective 10 October 2008, the Board of Directors has approved and adopted a shareholder rights plan (the “Rights Plan”) subject to shareholder and regulatory approval which was received on 3 February 2009.  The Rights Plan extends the minimum expiry period for a takeover bid to 60 days and requires a bid to remain open for an additional 10 business days after an offeror publicly announces it has received tenders for more than 50% of the Company’s voting shares.  The principle purpose of the Rights Plan is to ensure that all shareholders will be treated equally and fairly in the event of a bid for control of the Company through an acquisition of its common shares.  It is designed to provide the Company shareholders with sufficient time to properly consider a takeover bid without undue time constraints.  In addition, it will provide the board with additional time for review and consideration of unsolicited takeover bids, and if necessary, for the consideration of alternatives.

10.

SHARE-BASED PAYMENTS

Share-based payments for the following options granted by the Company will be amortized over the vesting period, of which $8,763 was recognized in the six month period ended 31 May 2014 (31 May 2013 - $Nil) (Notes 16 and 18):

Grant date	Fair value $	Amount vested during the three-month period ended 31 May 2014 $	Amount vested during the three-month period ended 31 May 2013 $	Amount vested during the six-month period ended 31 May 2014 $	Amount vested during the six-month period ended 31 May 2013 $

18 July 2013	66,523	-	-	8,763	-

Total	66,523	-	-	8,763	-

Page | 20

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

11.

EARNINGS (LOSS) PER SHARE

The calculation of basic and diluted earnings (loss) per share is based on the following data:

	For the three month period ended 31 May 2014 $	For the three month period ended 31 May 2013 $	For the six month period ended 31 May 2014 $	For the six month period ended 31 May 2013 $

Net earnings (loss) for the period from continuing operations	$ (235,734)	$ (199,523)	$ 149,819	$ (249,135)
Net earnings (loss) for the period from discontinued operations (Note 17)	$ -	$ 1,141,220	$ -	$ 1,001,286

Net comprehensive earnings (loss) for the period	$ (326,734)	$ 941,697	$ 58,819	$ 752,151
Weighted average number of shares – basic	21,635,691	21,403,979	21,675,154	21,403,979
Weighted average number of shares – diluted	21,643,105	21,403,979	21,682,568	21,403,979

The basic earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period.  The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive.  75,000 stock options were dilutive for the period ended 31 May 2014 (29 February 2013 – Nil).

12.

CAPITAL RISK MANAGEMENT

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There were no changes in the Company’s approach to capital management during the six month period ended 31 May 2014.  The Company is not subject to externally imposed capital requirements.

13.

FINANCIAL INSTRUMENTS

15.1

Categories of financial instruments

	As at 31 May 2014 $	As at 30 November 2013 (Audited) $

FINANCIAL ASSETS

FVTPL, at fair value
Cash and cash equivalents	5,833,386	6,700,938
Short term investments - warrants	201,598	-

Loans and receivables, at amortized cost
Trade and other receivables	32,963	327

Available-for-sale, at fair value
Short term investments - shares	624,000	-

Total financial assets	6,691,947	6,701,265

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	64,008	25,313

Total financial liabilities	64,008	25,313

Page | 21

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

15.2

Fair value

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions.  The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

• Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
• Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

•

Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data. As at 31 May 2014, the Company does not have any Level 3 financial instruments.

As at 31 May 2014	Level 1 $	Level 2 $	Total $

Financial assets at fair value
Cash and cash equivalents	5,833,386	-	5,833,386
Short term investments - Shares	624,000	-	624,000
Short term investments - Warrants	-	201,598	201,598

Total financial assets at fair value	6,457,386	201,598	6,658,984

As at 30 November 2013 (audited)	Level 1 $	Level 2 $	Total $

Financial assets at fair value
Cash and cash equivalents	6,700,938	-	6,700,938
Short term investments - Shares	-	-	-
Short term investments - Warrants	-	-	-

Total financial assets at fair value	6,700,938	-	6,700,938

There were no transfers between Level 1 and 2 in the six month period ended 31 May 2014.

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

15.3

Management of financial risks

The financial risk arising from the Company’s operations are credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk.  These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern.  The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below.  Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and trade receivables.  The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions.  As at 31 May 2014, trade receivables were comprised of GST receivable of $7,668 (30 November 2013 - $3,186), trade receivable of $Nil (30 November 2013 - $327) and interest receivable of $32,963 (30 November 2013 - $Nil). As a result, credit risk is considered insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.  As the Company’s financial instruments are substantially comprised of cash and cash equivalents, liquidity risk is considered insignificant.

Interest rate risk

The Company’s interest rate risk is primarily related to the Company’s cash and cash equivalents for which amounts were invested at interest rates in effect at the time of investment.  Changes in market interest rates affect the fair market value of the cash and cash equivalents.  However, as these investments come to maturity within a short period of time, the impact would likely not be significant.

A 1% change in short-term rates would have changed the interest income and net earnings of the Company, assuming that all other variables remained constant, by approximately $21,000 for the six month period ended 31 May 2014.

Page | 22

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

Currency risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency.  Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars (Note 3).  The Company monitors and forecasts the values of net foreign currency cash flow and financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.  The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Commodity price risk

The Company is in the exploration stage and is not subject to commodity price risk.

1.

RELATED PARTY TRANSACTIONS

There were no transactions with Arctic Hunter during the six month period ended 31 May 2014. For the six month period ended 31 May 2013, the Company had related party transactions with Arctic Hunter, a company related by way of officers and directors in common for rent recovery.

16.1

Related party expenses

The Company’s related party expenses (recovery) are broken down as follows:

	For the three month period ended 31 May 2014 $	For the three month period ended 31 May 2013 $	For the six month period ended 31 May 2014 $	For the six month period ended 31 May 2013 $

Rent expense	1,500	-	2,500	-
Rent recovery	-	(1,500)	-	(3,000)

Total related party expenses (recovery)	1,500	(1,500)	2,500	(3,000)

Page | 23

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

16.2

Due to related parties

The liabilities of the Company include the following amounts due to related parties:

As at:	31 May 2014 $	30 November 2013 (Audited) $

Former VP of Corporate Development	-	20,000

Total amount due to related parties (Note 9)	-	20,000

The amount due to related parties was unsecured, non-interest bearing and was paid in January 2014.

16.3

Key management personnel compensation

The remuneration of directors and other members of key management were as follows:

	For the three month period ended 31 May 2014 $	For the three month period ended 31 May 2013 $	For the six month period ended 31 May 2014 $	For the six month period ended 31 May 2013 $

Short-term benefits	54,000	81,500	108,000	163,000
Share-based payments (Notes 12 and 18)	-	-	8,763	-

Total key management personnel compensation	54,000	81,500	116,763	163,000

16.4

Other related party transactions

During the year ended 30 November 2013, the Company terminated its sub-participation agreements with Arctic Hunter as part of the sale to Petrocapita. Pursuant to the termination of the sub-participation agreements, Arctic Hunter relinquished to the Company its interest in three wells and the Company purchased the interest for $102,000 (Notes 8 and 17).

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

During the three month period ended 28 February 2014, the Company entered into an Option Agreement with TerraX, a company with a director and officer in common, pursuant to which the Company can earn up to a 60% interest in TerraX’s Central Canada Gold Property in Ontario (Note 7).  The Company also subscribed for 1,300,000 Units of TerraX at $0.45 per Unit for gross proceeds of $585,000. Each Unit consists of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at an exercise price of $0.57 per common share exercisable until 28 February 2016 (Note 6).

2.

DISCONTINUED OPERATIONS

On 8 April 2013, the Company entered into an agreement with Petrocapita of Calgary, Alberta for the sale of its petroleum and natural gas properties in Alberta and Saskatchewan for total consideration of $1,875,000 payable in cash at closing. Per the agreement, Petrocapita agreed to assume all of the related abandonment and reclamation obligations pertaining to the oil assets purchased which would otherwise be the responsibility of the Company (Note 8).

The sale to Petrocapita was completed on 23 April 2013 for the agreed purchase price of $1,875,000.  The effective date of this transaction was 1 March 2013.  A gain of $1,098,679 was recognized on this sale (Note 8).

As part of the transaction, the Company terminated its sub-participation agreements with Arctic Hunter in respect of the Lands.  The Company and Arctic Hunter entered into a termination agreement pursuant to which Arctic Hunter relinquished to the Company its interest in the Lands and the Company agreed to pay $102,000 to Arctic Hunter as consideration (Notes 8 and 16).

Assets and liabilities related to this disposition had been classified as held for sale as at 1 March 2013, and revenues and expenses associated with these operations were presented as discontinued operations.

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

The results of discontinued operations are set out below. The comparative net loss and cash flows from discontinued operations have been revised to include those operations classified as discontinued in the current year.

	For the three month period ended 31 May 2014 $	For the three month period ended 31 May 2013 $	For the six month period ended 31 May 2014 $	For the six month period ended 31 May 2013 $

Petroleum revenue	-	-	-	267,535
Petroleum royalties	-	(3,408)	-	(52,132)
Petroleum production and transportation	-	27,460	-	(162,568)
Depletion and depreciation (Note 8)	-	-	-	(162,688)
Finance costs (Note 10)	-	-	-	(6,029)

Net earnings (loss) for the period	-	24,052	-	(115,882)

Gain on disposition of assets held for sale	-	1,117,168	-	1,117,168

Net earnings (loss) from discontinued operations	-	1,141,220	-	1,001,286

Net cash inflows from operating activities	-	199,892
Net cash inflows (outflows) from investing activities	-	1,793,440

Net cash inflows from discontinued operations	-	1,993,332

Page | 24

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

3.

 GENERAL AND ADMINISTRATIVE EXPENSES

	For the three month period ended 31 May 2014 $	For the three month period ended 31 May 2013 $	For the six month period ended 31 May 2014 $	For the six month period ended 31 May 2013 $

Advertising and promotion	2,850	3,341	4,700	3,341
Depreciation (Note 8)	269	1,812	539	3,625
Bank charges and interest	659	379	1,546	626
Consulting fees	-	11,121	-	11,121
Directors fees (Note 16)	9,000	12,000	18,000	24,000
Filing fees	27,465	30,332	35,119	31,686
Legal and accounting (Note 16)	75,632	82,107	94,961	108,279
Management fees (Note 16)	30,000	30,000	60,000	60,000
Meals and entertainment	240	3,028	320	6,155
Office and miscellaneous	11,168	8,384	19,433	16,339
Rent and utilities	2,164	13,684	3,956	27,139
Salaries and benefits (Note 16)	-	26,271	-	50,918
Share-based payments (Notes 12 and 16)	-	-	8,763	-
Telephone and internet	356	1,229	854	2,696
Travel	1,695	7,097	3,952	14,086

Total	161,498	230,785	252,143	360,011

4.

SUPPLEMENTAL CASH FLOW INFORMATION

The Company has recorded a general provision of $1,065,717 related to prior flow-through transactions. However, there is no certainty that additional amounts related to the Company’s prior flow-through transactions may not be assessed or deemed payable (Notes 9 and 21).

On 28 February 2014, the Company recognized a gain of $388,408 upon initial valuation of 1,300,000 TerraX shares at the fair value of $715,000 (Note 6).

19.1

Cash payments for interest and taxes

The Company made no cash payments for interest or income taxes during the six month periods ended 31 May 2014 and 2013.

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

5.

SEGMENTED INFORMATION

The Company’s business activity is acquiring and exploring mineral and petroleum and natural gas properties. At 31 May 2014, the Company operates in three geographical areas, being British Columbia, Ontario and the Northwest Territories. Discontinued operations consist of operations related to petroleum and natural gas properties in Alberta/Saskatchewan (Note 17).  The following is an analysis of the revenues, net loss, current assets and non-current assets by reportable segment:

	British Columbia	Northwest Territories	Ontario	Discontinued Operations	Total

Petroleum revenue, net of royalties
For the period ended 31 May 2014	-	-	-	-	-
For the period ended 31 May 2013	-	-	-	215,403	215,403

Net comprehensive earnings (loss)
For the period ended 31 May 2014	58,819	-	-	-	58,819
For the period ended 31 May 2013	(249,135)	-	-	1,001,286	752,151

Current assets
As at 31 May 2014	6,718,116	-	-	-	6,718,116
As at 30 November 2013 (audited)	6,716,379	-	-	-	6,716,379

Exploration and evaluation properties
As at 31 May 2014	-	58,447	10,000	-	68,447
As at 30 November 2013 (audited)	-	17,240	-	-	17,240

Property, plant and equipment
As at 31 May 2014	4,672	-	-	-	4,672
As at 30 November 2013 (audited)	5,210	-	-	-	5,210

6.

COMMITMENTS AND OTHER OBLIGATIONS

The Company has certain obligations related to the amendments of its flow-through filings (Note 9).

The Company has certain obligations related to its exploration and evaluation properties (Note 7).

The Company has recorded a general provision of $1,065,717 related to prior flow-through transactions. However, there is no certainty that additional amounts related to the Company’s prior flow-through transactions will not be assessed or deemed payable (Notes 9 and 19).

Page | 25

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 May 2014

(Unaudited)

(Expressed in Canadian dollars)

7.

EVENTS AFTER THE REPORTING PERIOD

The following events occurred subsequent to 31 May 2014:

i.

For the period from 1 June 2014 to 21 July 2014, the Company repurchased 100,000 shares of the Company, which have not yet been cancelled (Note 11.3).

ii.

On 12 June 2014, 75,000 options to purchase shares at $0.21 and 100,000 options to purchase shares at $0.20 expired.

iii.

On 2 July 2014, 170,000 options to purchase shares at $1.00 expired.

Page | 26

Management’s Discussion and Analysis
For the Six Month Period Ended May 31, 2014

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

2300 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X2

Telephone: (604) 689-1749
Facsimile: (604) 648-8665
Contact Name: Stuart Rogers, CEO

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

For the Six Month Period Ended May 31, 2014

This management’s discussion and analysis (“MD&A”) of Alberta Star Development Corp. (the “Company”), dated July 21, 2014 should be read in conjunction with the accompanying unaudited condensed interim financial statements and notes for the six month period ended May 31, 2014 and the audited financial statements of the Company for the year ended November 30, 2013.  The Company’s interim and annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).   Except as noted, all financial amounts are expressed in Canadian dollars. Additional information relating to the Company is available on SEDAR and may be accessed at www.sedar.com.

FORWARD-LOOKING INFORMATION

This document contains certain statements that may be deemed “forward-looking statements”. All statements in this document, other than statements of historical fact, that address future investment activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. In particular, the forward-looking statements in this MD&A include: (i) under the heading “Overview and Overall Performance” statement relating to increasing and maximizing future investments by the Company into an investment issuer through the development of the Company’s existing assets and the acquisition of additional investments; and (ii) under the heading “Liquidity and Capital Resources” the statement that the Company believes it has sufficient funds to fund its currently planned investment and administrative budget through the balance of fiscal 2014. Forward-looking statements involve numerous risks and uncertainties. Estimates and forward-looking statements are based on assumptions of future events and actual results may vary from these estimates The foregoing forward-looking statements are based on assumptions including that the Company will be able to identify potential assets as investments on terms that are satisfactory to the Company; that the execution of the Company’s capital expenditure plans will remain in the best interests of the Company; that the Company will obtain all required regulatory approvals; and that the company will be able to source the required services  to execute its capital expenditure plans.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploration successes, the continued availability of capital and financing, and general economic, market or business conditions and other factors discussed under the heading “Risks and Uncertainties”. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or in any other documents filed with Canadian securities regulatory authorities whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements are expressly qualified by this cautionary statement.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Alberta Star Development Corp. (the “Company”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and base metals, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, aboriginal and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

OVERVIEW AND OVERALL PERFORMANCE

The Company was a Canadian resource exploration and development company that identified, acquired and financed mineral exploration in the Northwest Territories and petroleum and natural gas properties in Western Canada.  In August 2010, the Company made two heavy oil acquisitions in Lloydminster, Alberta and Saskatchewan to diversify into the oil resource sector with the acquisition of revenue producing resource assets which it felt complimented its existing mineral exploration properties.

On April 8, 2013, the Company entered into an agreement with Petrocapita Oil and Gas L.P. (“Petrocapita”) of Calgary, Alberta for the sale of its petroleum and natural gas properties in Alberta and Saskatchewan for cash consideration of $1,875,000. The sale to Petrocapita was completed on April 23, 2013 for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000.  The effective date of this transaction was March 1, 2013.  The Company decided to sell its petroleum and natural gas assets because of a continued decline in netbacks for heavy oil in Western Canada.

On May 1, 2013, the Company received approval from the TSX Venture Exchange (the “Exchange”) for its normal course issuer bid (the “Bid”). Pursuant to the Bid, the Company may purchase for cancellation, from time to time, as it considers advisable, up to 1,800,000 of its issued and outstanding common shares, being approximately 8.4% of the Company’s currently outstanding common shares and approximately 9.5% of the Company’s Public Float (as that term is defined in the policies of the Exchange). The price which the Company will pay for any shares purchased by it will be the prevailing market price of such common shares on the Exchange at the time of such purchase. The Bid commenced on May 3, 2013 and terminated on May 3, 2014.

On 6 May 2014, the Company received approval from the Exchange to renew the Bid.  Pursuant to the Bid, the Company may purchase for cancellation, from time to time, as it considers advisable, up to 1,700,000 of its issued and outstanding common shares.  The price which the Company will pay for any shares purchased will be the prevailing market price of such common shares on the Exchange at the time of such purchase.  The Bid commenced on 7 May 2014 and will terminate on 6 May 2015, or such earlier time as the Bid is completed or at the option of the Company.  Jordan Capital Markets of Vancouver, British Columbia will conduct the Bid on behalf of the Company. As at November 30, 2013, the Company purchased 290,000 shares at a cost of $47,554 which were returned to treasury.  From December 1, 2013 to May 31, 2014, the Company purchased 177,500 shares at a cost of $31,870.  From June 1, 2014 to July 21, 2014, the Company purchased 100,000 shares at a cost of $17,625.

On February 28, 2014, the Company entered into an agreement with TerraX Minerals Inc. (“TerraX”), a company with a director and officer in common, pursuant to which the Company can earn up to a 60% interest in TerraX’s wholly-owned Central Canada gold project (the “Central Canada Gold Property”) in Ontario (the “Option”) and subscribed for 1,300,000 units of TerraX (the “Units”) at $0.45 per Unit for gross proceeds of $585,000 (the “Private Placement”).  Each Unit consists of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at an exercise price of $0.57 per common share exercisable until February 28, 2016.

In order to exercise the Option, the Company must make cash payments to TerraX totaling $85,000 over a three year period, with $10,000 due upon execution of a definitive option agreement (the “Option Agreement”), $25,000 due on the second anniversary of the execution of the Option Agreement (the “Anniversary Date”) and a further $50,000 due on the third Anniversary Date. The Company must also incur an aggregate of $500,000 in exploration expenditures over a three year period, with $100,000 incurred by March 31, 2015, $150,000 incurred by March 31, 2016 and a further $250,000 incurred by March 31, 2017. The Company will also be responsible for payment of the annual pre-production royalty of $10,000 to the original vendors of the Central Canada Property due annually in December beginning with the next payment due on December 11, 2014.

On 24 June 2014, the Company received shareholder approval of its proposed change of business (“COB”) to a tier 2 investment company listed on the Exchange and anticipates changing its name to “Elysee Capital Corp.”, to be effected in due course.  Completion of the change of business remains subject to final TSXV acceptance.

Following a strategic review, management has determined to refocus the Company’s business operations from a "mining issuer" to an "investment issuer". As an investment issuer, the Company believes that the experience and contacts of its board of directors and management will enable it to identify and capitalize upon additional investment opportunities that would not be available to it should it remain a mining issuer. Upon completion of the Proposed COB, the Company's primary focus will be to seek returns through investments in the securities of other companies as well as other assets.

Investment Objectives

In connection with the Proposed COB, the Company adopted an investment policy (the "Investment Policy") to govern its investment activities and investment strategy. A copy of the Investment Policy will be posted on the Company’s profile at www.sedar.com.

The Investment Policy will provide, among other things, that: (a) the Company will seek high return investment opportunities in privately held and in publicly traded companies with a focus on publicly traded resource issuers; (b) the Company will seek to preserve capital and limit downside risk while achieving a reasonable rate of capital appreciation; and (c) the Company will seek investments that provide liquidity.

Investment Strategy

In pursuit of the investment objectives stated above, the Company, when appropriate, shall employ the following disciplines: (a) investments shall focus on resource companies, concentrating on advanced stage companies, but also early stage and senior companies where appropriate; (b) the Company will obtain detailed knowledge of the relevant business the investment shall be made in, as well as the investee company. The Company will work closely with the investee company’s management and directors, and in some cases assist in sourcing experienced and qualified persons to add to the directors and/or management of the investee companies; (c) the Company will limit 25% of its investment capital (at the time of the investment) to any one investment; and (d) a minimum of 50% of the Company’s available funds will be allocated to a minimum of two specific investments.

The Investment Policy will provide the Company with broad discretion with respect to the form of investment taken. The Company may employ a wide range of investment instruments, including: equity, bridge loans, secured loans, unsecured loans, convertible debentures, warrants, options, royalties, net profit interests and other hybrid instruments. The Company may acquire interests in real property and mineral claims, including carried interests, royalty interests or joint venture interests. Where appropriate the Company may act as a third party advisor of opportunities in target or other companies, in exchange for a fee. The Investment Policy shall not permit the Company to invest in physical commodities, derivatives, “short” sales or other similar transactions. Notwithstanding the above, the Company may authorize investments outside of these disciplines for the benefit of the Company and its shareholders.

Investment Evaluation Process

The Company has established an investment committee (“Investment Committee”) comprised of Guido Cloetens, director, Stuart Rogers, President, Chief Executive Officer and director and Martin Burian, director, to monitor its investment portfolio on an ongoing basis and to review the status of each investment at least once a month or on an as-needed basis.

The members of the Investment Committee shall be appointed annually by the Board at the first Board meeting subsequent to the annual meeting of shareholders or on such other date as the Board shall determine. Members of the Investment Committee may be removed or replaced by the Board. Officers of the Company may be members of the Investment Committee. Each member of the Investment Committee shall be financially literate.

Composition of Investment Portfolio

The Company further intends to seek additional investment opportunities in accordance with the policies and processes described herein and the policies of the TSXV applicable to an "investment issuer".

Initial Investments

Currently, the Company has the following assets, which it proposes shall comprise part of its initial investment portfolio: (a) 1,300,000 common shares in the capital of TerraX Minerals Inc. (“TerraX”); (b) 650,000 warrants to purchase common shares in the capital of TerraX; and (c) an option to acquire a 60% interest in a mineral property from TerraX. TerraX is a mineral exploration Company listed on the TSXV. These investments have a value of approximately $1,000,000 as of February 28, 2014. Further information regarding these investments is set out in the Company’s news release of March 3, 2014.

The Company proposes to invest a further $1,000,000 in accordance with its Investment Policy subsequent to receipt of conditional TSXV approval and prior to final TSXV approval of the Proposed COB. The Company will issue a news release with comprehensive disclosure of each proposed investment. Each proposed investment shall be subject to TSXV approval.

Future Investments

Subject to certain conditions, the Company has received from the TSXV a waiver from the initial listing requirement for a tier 2 investment issuer that at least 50% of available funds be allocated to at least two investments at the time of completion of the Proposed COB. Pursuant to the waiver, the Company is required to have at least $2,000,000 allocated to at least two investments at the time of completion of the Proposed COB. The Company will undertake to the TSXV to invest such further amounts as are necessary to ensure that at least 50% of available funds (currently, an estimated $3,000,000) are invested within 12 months of completion of the Proposed COB.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX”, on the OTCBB under the symbol “ASXSF” and on the Frankfurt Exchange under the symbol “QLD”.

MINERAL EXPLORATION PROPERTIES

The Company’s principal mineral exploration property assets consist of:

The Contact Lake IOCG & Uranium Properties:

The Company’s property interests consist of 32,599.10 hectares (“ha”), situated in the Eldorado/Port Radium/Contact Lake area, McKenzie Mining District, NT.  The Company is the first mineral exploration company in 75 years to successfully stake and control this large contiguous land package in the Northwest Territories.

1.

Contact Lake Mineral Claims –  Great Bear Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha located eight kilometres (“km”) southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company.    The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,563.78 ha.  Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the six month period ended May 31, 2014 consist of claim maintenance and permitting of $5,139 (2013 - $10,120).  These costs are initially capitalized and tested for impairment.

2.

Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral claims, totalling 2,520.78 ha (the “Glacier Lake Mineral Claims”) located 1.6 km east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip situated at Glacier Lake.  The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver).  The Port Radium uranium belt was formerly one of Canada’s principal producers of uranium during the 1930s and 1940s.

Expenditures related to the Glacier Lake Mineral Claims for the six month period ended May 31, 2014 consist of claim maintenance and permitting of $6,227 (2013 - $6,227) and camp removal costs of $29,841 (2013 - $Nil).  These costs are initially capitalized and tested for impairment.

3.

Central Canada Gold Property – Ontario

On February 28, 2014, the Company entered into an agreement with TerraX Minerals Inc. (“TerraX”), a company with a director and officer in common, pursuant to which the Company can earn up to a 60% interest in TerraX’s wholly-owned Central Canada gold project (the “Central Canada Gold Property”) in Ontario (the “Option”) and subscribed for 1,300,000 units of TerraX (the “Units”) at $0.45 per Unit for gross proceeds of $585,000 (the “Private Placement”).  Each Unit consists of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at an exercise price of $0.57 per common share exercisable until February 28, 2016.

In order to exercise the Option, the Company must make cash payments to TerraX totaling $85,000 over a three year period, with $10,000 (paid on February 28, 2014) due upon execution of a definitive option agreement (the “Option Agreement”), $25,000 due on the second anniversary of the execution of the Option Agreement (the “Anniversary Date”) and a further $50,000 due on the third Anniversary Date. The Company must also incur an aggregate of $500,000 in exploration expenditures over a three year period, with $100,000 due on the first Anniversary Date, $150,000 due on the second Anniversary Date and a further $250,000 due on the third Anniversary Date. The Company will also be responsible for payment of the annual pre-production royalty of $10,000 to the original vendors of the Central Canada Property due annually in December beginning with the next payment due on December 11, 2014.

RESULTS OF OPERATIONS – SIX MONTH PERIOD ENDED MAY 31, 2014

The Company’s net and comprehensive earnings for the six month period ended May 31, 2014 were $58,819 or $0.003 per share compared to net and comprehensive earnings of $752,151 or $0.035 per share for the six month period ended May 31, 2013.

Included in the net and comprehensive earnings for the six month period ended May 31, 2014 is a gain of $388,408 on short term investments based on the initial valuation of 1,300,000 shares of TerraX Minerals Inc. (“TerraX”).  A $56,810 loss on the revaluation of the TerraX warrants and an unrealized loss of $91,000 based on the subsequent revaluation of the 1,300,000 TerraX shares is also included.

The Company sold all its heavy oil operations to Petrocapita effective March 1, 2013 for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000.  This resulted in no earnings from discontinued operations during the six month period ended May 31, 2014 as compared to net earnings from discontinued operations of $1,001,286 in the prior year which included a $1,117,168 gain on the disposal of the discontinued operations.

The Continuing Operation earnings increased $398,954 to $149,819 for the six month period ended May 31, 2014 from a loss of $249,135 for the six month period ended May 31, 2013 mainly due to a gain of $388,408 on short term investments.

The other significant changes in Continuing Operations during the current fiscal period compared to the same period a year prior are as follows:

Advertising and promotion expenses increased $1,359 to $4,700 for the six month period ended May 31, 2014 from  $3,341 incurred during the same period a year prior.  The increase in advertising and promotion is primarily attributable to expenditures on news release dissemination fees.

Director fees decreased $6,000 to $18,000 for the six month period ended May 31, 2014 from $24,000 for the six month period ended May 31, 2013.  The decrease in director fees was due to one director assuming the role of Chairman and this cost is included under management fees.

Legal and accounting fees decreased $13,318 to $94,961 for the six month period ended May 31, 2014, from $108,279 for the six month period ended May 31, 2013.  The decrease in legal and accounting fees from the previous year was mainly due to a reduction in legal fees paid to the Company’s legal counsels in Alberta, British Columbia and the Northwest Territories and other general corporate matters.

Management fees stayed the same at $60,000 for the six month period ended May 31, 2014 as compared to $60,000 for the six month period ended May 31, 2013.  These fees included the CEO and Chairman billing their services under management fees.

Office rent was reduced $23,183 to $3,956 for the six month period ended May 31, 2014 from $27,139 for the six month period ended May 31, 2013.   Effective September 1, 2013, the Company moved and downsized its office in Vancouver for an estimated monthly savings of $2,500.

Salaries and benefits for the six month period ended May 31, 2014 were reduced to $Nil as compared to $50,918 for the six month period ended May 31, 2013 when the former Vice President of Corporate Development was on salary.

Stock-based compensation expense of $8,763, a non-cash item, was incurred during the six month period ended May 31, 2014 on the granting of 1,025,000 stock options of which 512,500 stock options vested during the period as compared to $Nil for the six month period ended May 31, 2013.

Interest income decreased by $4,477 to $36,980 for the six month period ended May 31, 2014 compared to $41,457 during the same period a year prior as similar interest rates were being paid on reduced amounts on deposits.

There was an unrealized foreign exchange gain of $33,384 (2013 – $66,419) for the six month period ended May 31, 2014 based primarily on the valuation of US$1,501,658 held in U.S. funds. This gain resulted from the Canadian dollar decreasing in value compared to the US dollar.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly condensed financial statements for the past eight quarters and has been prepared using IFRS:

Quarter Ended	Net Comprehensive Earnings (Loss) before Discontinued Operations	Basic and Fully Diluted Earnings (Loss) per Share before Discontinued Operations	Net Comprehensive Earnings (Loss)	Basic and Fully Diluted Earnings (Loss) per Share
May 28, 2014	$(326,734)	$(0.015)	$(326,734)	$(0.015)
February 28, 2014	$385,553	$0.018	$385,553	$0.018
November 30, 2013	$101,900	$0.005	$101,900	$0.005
August 31, 2013	$(124,693)	$(0.006)	$(124,693)	$(0.006)
May 31, 2013	$(230,785)	$(0.011)	$891,945	$0.042
February 29, 2013	$(55,641)	$(0.003)	$(196,083)	$(0.009)
November 30, 2012	$(217,110)	$(0.010)	$(1,669,576)	$(0.078)
August 31, 2012	$(524,724)	$(0.025)	$(782,953)	$(0.037)

The Company’s net comprehensive loss increased to $782,953 for the third quarter ended August 31, 2012 from $461,637 in the second quarter ended May 31, 2012 mainly due to a severance fee of $204,167 that was paid to the former President upon his resignation on July 10, 2012.  The third quarter loss is mainly comprised of $237,552 of net petroleum loss and general and administrative expenses of $483,287.  The Company generated oil revenues of $574,175 for the third quarter ended August 31, 2012 with an operating net back of $222,233.  After deducting the depletion and depreciation expense of $459,785, this resulted in a net petroleum loss of $237,552 for the quarter.

The Company’s net comprehensive loss increased to $1,669,576 for the fourth quarter ended November 30, 2012 from $782,953 in the third quarter ended August 31, 2012 mainly due to a write-down of $1,320,579 on its mineral properties and petroleum and natural gas properties.  The fourth quarter loss is mainly comprised of $1,320,579 in oil and mineral property write-downs, $131,887 of net petroleum loss and general and administrative expenses of $246,537.  The Company generated oil revenues of $515,190 for the fourth quarter ended November 30, 2012 with an operating net back of $184,039.  After deducting the depletion and depreciation expense of $315,926, this resulted in a net petroleum loss of $131,887 for the quarter.

The Company’s net comprehensive loss was reduced to $196,083 for the first quarter ended February 28, 2013 from $1,669,576 in the fourth quarter ended November 30, 2012 mainly due to the elimination of a write-down of $1,320,579 on its mineral properties and oil assets in the fourth quarter.  The first quarter loss is mainly comprised of $140,442 of net petroleum loss and general and administrative expenses of $129,226.  The Company generated oil revenues of $267,535 for the first quarter ended February 28, 2013 with an operating net back of $28,784.  After deducting the depletion and depreciation expense of $169,226, this resulted in a net petroleum loss of $140,442 for the quarter.

The Company’s net comprehensive earnings were $891,945 for the second quarter ended May 31, 2013 and is mainly comprised of a $1,098,679 gain on the sale of its petroleum and natural gas properties offset by general and administrative expenses of $230,785, inclusive of additional legal fees related to the sale of the assets.

The Company’s net comprehensive loss was $124,693 for the third quarter ended August 31, 2013 and is mainly comprised of a recovery of $171,612 in general and administrative expenses offset by $21,090 in interest income, $1,500 in rent recovery and $24,329 in an unrealized foreign exchange gain.

The Company’s net comprehensive earnings were $101,900 for the fourth quarter ended November 30, 2013 and is mainly comprised of a recovery of $56,931 in general and administrative expenses due to a $263,746 recovery of a general provision related to past flow-through shares with $18,029 in interest income and $13,481 in an unrealized foreign exchange gain.

The Company’s net comprehensive earnings were $385,553 for the first quarter ended February 28, 2014 and is mainly comprised of a gain of $388,408 on short term investments, $19,522 in interest income, $68,268 in an unrealized foreign exchange gain offset by general and administrative expenses  of $90,645.

The Company’s net comprehensive loss was $326,734 for the second quarter ended May 31, 2014 and is mainly comprised of $161,498 in general and administrative expenses, $56,810 loss on revaluation of short term investment warrants, $34,884 unrealized foreign exchange loss, and a $91,000 unrealized loss on short term investments offset by $17,458 in interest income.

LIQUIDITY AND CAPITAL RESOURCES

The Company began recognizing and receiving revenue from its heavy oil resource properties as of August 1, 2010 but sold all its heavy oil resource properties effective March 1, 2013.  The Company relies on equity financing to fund its exploration and administrative costs.

As at May 31, 2014, the Company had cash and cash equivalents of $5,833,386 and working capital of $5,585,892 as compared to $6,700,938 of cash and cash equivalents and working capital of $5,600,849 at November 30, 2013.

Total assets at May 31, 2014 increased to $6,791,235 from $6,738,829 at November 30, 2013, primarily as a result of the increase in value of short term investments.

As of the date of this report the Company has cash and cash equivalents of approximately $5,400,000 and short term investments with a current value of $1,000,000. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2014.

CONTINGENCIES

The Company has certain obligations related to the amendments related to prior flow-through transactions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s Board of Directors consists of Guido Cloetens, Tom Ogryzlo, Stuart Rogers, Robert Hall, Martin Burian and Erwin Holsters.  Stuart Rogers is the Company’s Chief Executive Officer, Guido Cloetens is the Company’s Chairman and Gord Steblin is the Company’s Chief Financial Officer.

The Company paid amounts to related parties as follows:

	For the Three month period Ended		For the Six month period Ended
	May 31, 2014	May 31, 2013	May 31, 2014	May 31, 2013
Management fees paid to a company controlled by Mr. Stuart Rogers	15,000	30,000	30,000	60,000
Accounting fees paid to a company controlled by Mr. Gord Steblin	15,000	19,500	30,000	39,000
Chairman fees paid to a company controlled by Mr. Guido Cloetens	15,000	-	30,000	-
Director fees paid to Mr. Brian Morrison (resigned June 12, 2013)	-	3,000	-	6,000
Director fees paid to Mr. Edward Burylo (resigned June 12, 2013)	-	3,000	-	6,000
Director fees paid to a company controlled by Mr. Guido Cloetens	-	3,000	-	6,000
Director fees paid to Mr. Tom Ogryzlo	3,000	3,000	6,000	6,000
Director fees paid to Mr. Martin Burian (appointed June 12, 2013)	3,000	-	6,000	-
Director fees paid to Mr. Erwin Holsters (appointed June 12, 2013)	3,000	-	6,000	-
Salaries and benefits paid to Mr. Rob Hall*	-	20,000	-	40,000
	$54,000	$81,500	$108,000	$163,000

* Resigned November 1, 2013 as Vice President Corporate Development.

During the six month period ended May 31, 2014, 512,500 options to directors and officers of the Company vested with an estimated fair value of $8,763.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of petroleum and natural gas assets, fair value measurements for financial instruments and share-based payments, the recognition and valuation of provisions for decommissioning liabilities, the recoverability and measurement of deferred tax assets and liabilities and ability to continue as a going concern.  Actual results may differ from those estimates and judgments.

CHANGE IN ACCOUNTING POLICY

The Company adopted IFRS 7 ‘Financial Instruments: Disclosures’ effective for annual periods beginning on or after 1 January 2013 that provides additional disclosures related to offsetting financial assets and financial liabilities. The adoption of IFRS 7 did not result in a significant impact on the Company’s financial statements.

The Company adopted IFRS 11 ‘Joint Arrangements’ effective for annual periods beginning on or after 1 January 2013 that replaces IAS 31 and Standing Interpretations Committee Standards  (“SIC”) 13. The adoption of IFRS 11 did not result in a significant impact on the Company’s financial statements.

The Company adopted IFRS 13 ‘Fair Value Measurement’ effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs. The adoption of IFRS 13 did not result in a significant impact on the Company’s financial statements.

The Company adopted IAS 1 (Amendment) ‘Presentation of Financial Statements’ which includes amendments regarding presentation of items of other comprehensive income and clarification of the requirements for comparative information, respectively. The adoption of IAS 1 did not result in a significant impact on the Company’s financial statements.

The Company adopted IAS 19 (Amendment), ‘Employee Benefits’, which revises recognition and measurement of post-employment benefits. The adoption of IAS 19 did not result in a significant impact on the Company’s financial statements.

The Company adopted IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’ effective for annual periods beginning on or after 1 January 2013 and provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. The adoption of IAS 20 did not result in a significant impact on the Company’s financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

	As at 31 May 2014 $	As at 30 November 2013 $

FINANCIAL ASSETS
FVTPL, at fair value
Cash and cash equivalents	5,833,386	6,700,938
Short term investments - warrants	201,598	-
Loans and receivables, at amortized cost
Trade and other receivables	32,963	327
Available-for-sale, at fair value
Short term investments - shares	624,000	-

Total financial assets	6,691,947	6,701,265

FINANCIAL LIABILITIES
Other liabilities, at amortized cost
Trade payables	64,008	25,313

Total financial liabilities	64,008	25,313

Fair value - The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions.  The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

Credit risk - Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and trade receivables.  The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions.  As at 31 May 2014, trade receivables were comprised of GST receivable of $7,668 (30 November 2013 - $3,186), trade receivable of $Nil (30 November 2013 - $327) and interest receivable of $32,963 (30 November 2013 - $Nil). As a result, credit risk is considered insignificant.

Liquidity risk - Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.  As the Company’s financial instruments are substantially comprised of cash and cash equivalents, liquidity risk is considered insignificant.

Interest rate risk - The Company’s interest rate risk is primarily related to the Company’s cash and cash equivalents for which amounts were invested at interest rates in effect at the time of investment.  Changes in market interest rates affect the fair market value of the cash and cash equivalents.  However, as these investments come to maturity within a short period of time, the impact would likely not be significant.

A 1% change in short-term rates would have changed the interest income and net earnings of the Company, assuming that all other variables remained constant, by approximately $21,000 for the six month period ended May 31, 2014.

Currency risk - The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency.  Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars.  The Company monitors and forecasts the values of net foreign currency cash flow and financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.  The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Commodity price risk - The Company is in the exploration stage and is not subject to commodity price risk.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

RISKS AND UNCERTAINTIES

The Company believes that the following items represent significant areas for consideration.

Cash Flows and Additional Funding Requirements

The Company has limited financial resources and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its properties. The sources of funds currently available to the Company include; raising equity or debt capital, or offering an interest in its projects to another party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its properties or prospects

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The Company does not use derivative instruments as a means to manage risk.

Commodity Prices

The profitability of the Company’s operations and investments will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for exploration in the future.

Government Laws, Regulation & Permitting

Mining and exploration activities of the Company are subject to domestic laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licenses and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Title to Properties

Acquisition of rights to mineral properties is a very detailed and time-consuming process. Title to mineral properties may be disputed. To the best of the Company’s knowledge, the Company has  title to all of the properties for which it holds mineral leases or licenses or in respect of which it has a right to earn an interest, however,  the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased interest in some of its properties. To earn this increased interest in each property, the Company is required to make certain cash payments. If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers and consultants. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflicts, the Company could potentially miss the opportunity to participate in certain transactions or opportunities.

SHARE DATA

As of July 21, 2014 the Company has 21,511,479 common shares without par value issued and outstanding.   In addition, the Company has 1,450,000 incentive stock options (“Options”) outstanding with each Option entitling the holder to receive one common share upon its exercise.  Of the Options, 150,000 are exercisable at $0.21 each, 75,000 are exercisable at $0.165 each and 1,225,000 are exercisable at $0.20 each.  There are no warrants outstanding as at July 21, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  July 22, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director